

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 14, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Eleftherios Papatrifon
Excel Maritime Carriers LTD
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

   Re: Excel Maritime Carriers LTD
     Form 20-F for the year ended December 31, 2007
     File No. 001-10137

Dear Mr. Papatrifon:

  We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Year Ended December 31, 2007

Item 4 – Information on the Company

A. History and Development of the Company, page 24
1. We note that your disclosure of the Quintana acquisition here and elsewhere in your filing includes a description of the cash and number of shares given as consideration, but that only the information contained in the subsequent event footnote indicates the valuation method and amount of the shares given. In future filings, please ensure your disclosure throughout your filing not only discusses the valuation method applied to the shares given as consideration, but also indicates the total consideration exchanged in the Quintana purchase.

Critical Accounting Policies

Impairment of Long Lived Assets, page 40
2. We note from your disclosure here and in Note 2(m) to your financial statements that you rely on third party valuations performed on an individual vessel basis to determine the fair value of your fleet. If you elect to make reference to an independent or third-party valuation specialist, you must specifically identify the specialist in your report. In addition, if you incorporate a report with such a reference into any registration statement, the specialist must be identified as an expert in the registration statement and his consent must be filed as an exhibit. We note you filed two such registration statements during June of 2008. Therefore, please amend both of these registration statements to provide the required consent or, in the alternative, amend your Form 20-F to delete the reference to the third party valuations.

Consolidated Financial Statements

Note 3 – Investment in Affiliate, page F-16

3. We note from your disclosure here that, due to the private placement and IPO of Oceanaut, you performed a FIN 46(R) analysis and determined Oceanaut was not a VIE, and have therefore recorded your investment in the entity under the equity method at December 31, 2007. We also note your disclosure elsewhere in your filing that approximately 95% of the proceeds is held in a trust account until the earlier of a business combination or the distribution of the trust account and that the remaining proceeds, including $6 million comprised of 500,000 units and 2,000,000 warrants sold to Excel during the private placement, do not have any rights to liquidation distribution but will be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as

well as claims raised by any third party. We further note that, in the event of a dissolution and liquidation of Oceanaut, Excel will cover certain shortfalls in the trust account. Finally, we note that many of your officers and directors have similar roles at Oceanaut. Please provide us with a brief summary of your FIN 46(R) analysis, including how you considered each of the conditions set forth in paragraph 5 thereof.

4. In light of the termination of Oceanaut's agreement to purchase nine dry bulk vessels from third parties, as discussed in the last paragraph of Note 3, please tell us whether or not Excel has re-evaluated the likelihood that it will forfeit part of its investment in Oceanaut amounting to approximately $6 million.

Note 4 – Transactions with Related Parties

(a) Excel Management, page F-17

5. Please expand your disclosure in this section to fully and completely explain the component parts of this termination agreement. Specifically, please clarify that the $2 million payment received in 2007 was negotiated as part of the original termination agreement as your disclosure on page 40 suggests. Also, please indicate that the 298,403 shares are comprised of 205,442 shares per the original termination agreement plus an additional 92,961 issued due to the anti-dilution provisions of such agreement.

6. Further, your disclosure here and throughout your filing should indicate the amount you recorded as contract termination expense, and how such amount is calculated. Specifically, we note your disclosure on page 40 that the expense of $4.96 million recorded during 2005 represents the fair value of the 205,442 shares plus the fair value of the 92,961, less the $2 million consideration to be received from Excel Management. However, it appears the fair value of the 205,442 shares is $4.96 million (as calculated by the market value on the date of the agreement), and that the fair value of the 92,961 shares approximates $2.24 million on the issuance date of March 2, 2005, yielding consideration, net of the $2 million received, of approximately $5.2 million. Please explain to us the apparent difference of approximately $240,000 between the disclosure contained in your filing and that as calculated above.

7. Finally, please tell us why you believe the accounting treatment relating to the $2 million cash payment is correct. You response should specifically address why this portion of the agreement was recorded during fiscal 2006, a period during which, per your disclosure on page 40, no contract termination expenses were recorded.

8. As a related matter, please tell us when how you have recorded the fair value of the 357,812 shares issued pursuant to the anti-dilution provisions under this agreement necessary due to the terms of the Quintana acquisition.

Note 8 – Long-term Debt, net of Unamortized Deferred Financing Fees, page F-21

9. Please revise your discussion of the 1.875% Convertible Notes to include all the material terms of such notes. For example, we note that on page F-14, under your Earnings Per Share policy note, you have disclosed that the note holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30, but you have not included this material term as part of your discussion here. Please note that you should review your note document to ensure you have not excluded other material terms from this disclosure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief